CUSIP No. 695113 10 0	13D	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PACIFICHEALTH LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695113 10 0

(CUSIP Number)

James Cavanaugh One Hormel Place Austin, MN 55912 Tel: (507) 437-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)(4), check the following box.   [   ]

CUSIP No. 695113 10 0	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hormel Health Labs, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 909,090
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 909,090
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

2

CUSIP No. 695113 10 0	13D	Page 3 of 8 Pages

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0025 per share, of PacificHealth Laboratories, Inc. (“PacificHealth”). The name of the issuer is PacificHealth Laboratories, Inc. and its principal executive offices are at 100 Matawan Road, Suite 420, Matawan, NJ 07747.

Item 2.   Identity and Background.

Hormel Health Labs, LLC is a limited liability company organized under the laws of the State of Delaware with its principle offices located at One Hormel Place, Austin, MN 55912. It is the indirect, wholly-owned subsidiary of Hormel Foods Corporation. Hormel Health Labs, LLC is engaged in the manufacturing, distribution and sale of nutritional products to the health care industry. Hormel Foods Corporation is a corporation organized under the laws of the State of Delaware with its principle offices located at One Hormel Place, Austin, MN 55912. Hormel Foods Corporation is primarily engaged in the production of a variety of meat and food products and the marketing of those products throughout the United States.

During the last five years, neither Hormel Health Labs nor Hormel Foods Corporation has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Hormel Health Labs or Hormel Foods Corporation are set forth in Annex A hereto and are incorporated herein by reference. During the last five years, none of the individuals identified on Annes A have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Hormel Health Labs became the beneficial owner of 909,090 shares of common shares of PacificHealth on January 31, 2005 by subscribing for 90,909 Series A Convertible Preferred Stock for an aggregate purchase price of $1,000,000 pursuant to the Stock Purchase Agreement between Hormel Health Labs and PacificHealth dated January 28, 2005. Each share of Series A Convertible Preferred Stock is convertible at the holder’s option into ten shares of common stock of PacificHealth, subject to adjustment.

The funds used in the acquisition of Series A Convertible Preferred Stock came from Hormel Health Labs’ working capital.

Item 4.   Purpose of Transaction.

Hormel Health Labs purchased the securities covered by this statement in order to acquire an interest in PacificHealth for investment purposes. Hormel Health Labs intends to review continuously its position in PacificHealth. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Hormel Health Labs may (i) convert all or a portion of the Series A Convertible Preferred Stock into shares of common stock, (ii) retain or dispose of all or a portion of the Series A Convertible Preferred Stock and/or common stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise, or (ii) acquire additional shares of PacificHealth’s capital stock or formulate other purposes, plans or proposals deemed advisable.

CUSIP No. 695113 10 0	13D	Page 4 of 8 Pages

Pursuant to the terms of the Stock Purchase Agreement and subject to applicable laws and regulations, Hormel Health Labs has the right to designate one director for appointment to the Board of Directors of PacificHealth.

Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), Hormel Health Labs has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

As discussed in Item 4, Hormel Health Labs became the beneficial owner of 909,090 shares of common stock of PacificHealth on January 31, 2005 by subscribing for 90,909 shares of its Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement described in Item 6. Each share of the Series A Preferred Stock is convertible at any time into 10 shares of common stock of PacificHealth, subject to adjustment. Conversion may take place at Hormel Health Labs’s election by providing written notice to PacificHealth any time. Upon conversion at the current conversion rate, Hormel Health Labs would hold 8.2% of the outstanding shares of common stock of PacificHealth.

To the best of Hormel Health Labs’ knowledge, none of Hormel Foods Corporation or any individual listed on Annex A own any securities of PacificHealth nor have any such persons effected transactions in the class of securities reported during the past sixty (60) days. Other than as described herein, Hormel Health Labs has not effected transactions in the class of securities reported during the past sixty (60) days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 31, 2005, PacificHealth issued and sold 90,909 shares of its Series A Convertible Preferred Stock to Hormel Health Labs for an aggregate purchase price of $1,000,000, or $11.00 per share. Each share of the Series A Preferred Stock is convertible at any time into 10 shares of common stock of PacificHealth, subject to adjustment. Therefore, the Series A Preferred shares issued to Hormel Health Labs are currently convertible into an aggregate 909,090 shares of common stock of PacificHealth. Additional terms of the Series A Convertible Preferred Stock are described in the Form 8-K filed by PacificHealth on January 28, 2005.

In connection with the Stock Purchase Agreement, PacificHealth and Hormel Health Labs entered into an Investors’ Rights Agreement on the same date. Under the Investors Rights Agreement PacificHealth has agreed, upon request by the holders of the Series A Preferred Stock, and subject to customary terms and conditions, to file a registration statement with the SEC registering for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock. Under this Agreement, PacificHealth has also agreed to include the common stock issuable upon conversion of the Series A Convertible Preferred Stock in any other registration statement PacificHealth may file with the SEC. The Investors’ Rights Agreement prohibits PacificHealth from granting registration rights superior to those under the Investors Rights Agreement.

Under the Investors’ Rights Agreement, the Series A Preferred holders are also granted a right to participate on a pro rata basis in future sales of equity securities (or securities exercisable for or convertible into equity securities).

As long as at least 50% of the original shares of Series A Convertible Preferred Stock remain outstanding, the holders have the right to designate an individual to be nominated to PacificHealth’s board, provided that such designee would be considered an independent director. Hormel has not yet determined whether it will exercise this right.

Also in connection with this transaction, PacificHealth, Hormel Health Labs and Dr. Robert Portman, PacificHealth’s Chairman and Chief Scientific Officer, entered into a Right of First Refusal and Co-Sale Agreement on January 28, 2005. Under this agreement, PacificHealth and Hormel Health Labs have the right of first refusal to purchase shares of PacificHealth common stock Dr. Portman wishes to sell, at the price and terms offered by a third party. In addition, if the right of first refusal is not exercised in connection with any sale by Dr. Portman, Hormel Health Labs will have the right to require a portion of its shares to be included with Dr. Portman’s sale to a third

CUSIP No. 695113 10 0	13D	Page 5 of 8 Pages

party. Certain sales by Dr. Portman will be exempt from these restrictions, including public sales by Dr. Portman pursuant to Rule 144.

On January 28, 2005, PacificHealth entered into an Exclusive Custom Manufacturing Agreement (the “Manufacturing Agreement”) with an affiliate of Hormel Health Labs. The Manufacturing Agreement provides for the exclusive manufacturing and processor of PacificHealth’s powdered sports drinks at fixed prices. The initial term of the Manufacturing Agreement is one year.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 695113 10 0	13D	Page 6 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of February 8, 2005.

/a/ James W. Cavanaugh Name: James W. Cavanaugh Title: Senior Vice President and General Counsel

CUSIP No. 695113 10 0	13D	Page 7 of 8 Pages

Annex A

Directors and Executive Officers of Hormel Foods Corporation and Hormel Health Labs, LLC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Hormel Foods Corporation and Hormel Health Labs, LLC are set forth below. Unless otherwise indicated, each person’s business address is One Hormel Place, Austin, MN 55912. Each such director and executive officer is a citizen of the United States.

Hormel Health Labs, LLC - Executive Officers and Directors

Name and Business Address, if different from specified above	Position and Present Occupation	Principal Business and address of corporation (if other than Hormel) Health Labs) in which employment is conducted

Gary C. Paxton	Chairman of the Board of Managers
Walter C. Lehneis	Board Member and President
James N. Sheehan	Board Member and Vice President
Steven G. Binder	Board Member and Vice President
Gary L. Jamison	Board Member, Vice President and Treasurer
Lori J. Marco	Board Member and Secretary

Hormel Foods Corporation - Executive Officers and Directors

Name and Business Address, if different from specified above	Position and Present Occupation	Address of corporation (if other than Hormel Foods Corporation) in which employment is conducted

Joel W. Johnson	Chairman of the Board and Chief
Executive Officer

John W. Allen, Ph.D	Director of Hormel Foods Corporation.	Michigan State University
	Professor Emeritus, Food Marketing,	416 Agriculture Hall
	Partnership for Food Industry	E. Lansing, MI 48824
Development - Fruits and Vegetables,
Michigan State University, an
educational institution

John R. Block	Director of Hormel Foods Corporation.	Food Marketing Institute
	Executive Vice President of Food	655 NW 15th Street #700
	Marketing Institute, and President of	Washington, DC 20005
its Wholesale Division, a food retailer
and wholesaler industry organization

E. Peter Gillette, Jr	Director of Hormel Foods Corporation.	1400 U.S. Trust Bldg.
	Senior Advisor to U.S. Trust Company, a	730 S. Second Avenue
	trust and investment management company	Minneapolis, MN 55402

Luella G. Goldberg	Director of Hormel Foods Corporation.
Trustee, University of Minnesota
Foundation. Member, Board of Overseers,
Carlson School of Management, an
education institution. Trustee and Chair
Emerita, Wellesley College, an
educational institution

Susan I. Marvin	Director of Hormel Foods Corporation.	Marvin Windows and Doors
	President, Marvin Windows and Doors, a	P.O. Box 100
	window and door manufacturer	Warroad, MN 56763

CUSIP No. 695113 10 0	13D	Page 8 of 8 Pages

John L. Morrison	Director of Hormel Foods Corporation.	Goldner Hawn Johnson & Morrison
	Managing Director, Goldner Hawn Johnson	Incorporated
	& Morrison Incorporated, a private	3700 Wells Fsrgo Center
	equity investment firm	Minneapolis, MN 55402

Dakota A. Pippins	Director of Hormel Foods Corporation.	435 Convent Ave. #4
	President and Chief Executive Officer,	New York, NY 10031
Pippins Strategies, LLC, marketing
consultant

John G. Turner	Director of Hormel Foods Corporation.	Hillcrest Capital Partners
	Chairman, Hillcrest Capital Partners, a	527 Marquette Ave. S. #2150
	financial services organization	Minneapolis, MN 55402

Robert R. Waller, M.D	Director of Hormel Foods Corporation.	Mayo Foundation
	President Emeritus, Mayo Foundation, a	200 SW 1st Street
	medical research foundation	Rochester, MN 55905

Jeffrey M. Ettinger	President and Chief Operating Officer

Michael J. McCoy	Executive Vice President and Chief
Financial Officer

Gary J. Ray	Executive Vice President (Refrigerated
Foods)

Steven G. Binder	Group Vice President (Foodservice)

Richard A. Bross	Group Vice President/President Hormel
Foods International Corporation

Ronald W. Fielding	Group Vice President (Consumer Products
Sales)

James A. Jorgenson	Senior Vice President (Corporate Staff)

Thomas R. Day	Vice President (Foodservice Sales)

Forrest D. Dryden	Vice President (Research and Development)

Jody H. Feragen	Vice President and Treasurer

Dennis B. Goettsch	Vice President (Foodservice Marketing)

Daniel A. Hartzog	Vice President (Consumer Products Sales)

Kurt F. Mueller	Vice President (Consumer Products Sales)

Gary C. Paxton	Vice President (Specialty Foods Group)

Larry J. Pfeil	Vice President (Engineering)

Douglas R. Reetz	Vice President (Consumer Products Sales)

James N. Sheehan	Vice President and Controller

William F. Snyder	Vice President (Refrigerated Foods
Operations)

James M. Splinter	Vice President (Marketing-Consumer
Products- Refrigerated Foods)

Joe C. Swedberg	Vice President (Legislative Affairs and
Marketing

Larry L. Vorpahl	Vice President and General Manager
(Grocery Products)

Michael D. Tolbert	Vice President/President Jennie-O Turkey
Store, Inc.

James W. Cavanaugh	Senior Vice President,General Counsel
and Corporate Secretary